Mail Stop 4561
Via Fax (952) 897-4555

January 7, 2008

David J. Steichen
Chief Financial Officer
Analysts International Corporation
3601 West 76th Street
Minneapolis, Minnesota

      Re: Analysts International Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2006
             Filed on March 15, 2007
             File No. 000-04090

Dear Mr. Steichen:

      We have reviewed your response letter dated December 12, 2007 in relation to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Unless otherwise noted where prior comments are referred to they refer to our letter dated November 13, 2007.

 Form 10-K for the fiscal year ended December 31, 2006

Exhibit 13. Annual Report

Note A. Summary of Significant Accounting Policies

Revenue Recognition, page 26

1.   Please refer to prior comment 2. We note that when you resell software, these arrangements may include multiple software deliverables (e.g. installation, integration services, hosting, etc.), which are accounted for pursuant to paragraph 10 of SOP 97-2 and vendor specific objective evidence ("VSOE") is based upon

the prices charged when the same elements are sold separately. Tell us the amount of revenue recognized for these arrangements for each period presented. Additionally, please explain the methodology used to determine VSOE of <u>each</u> undelivered element (e.g. hourly rates, hosting fee renewal rates, etc.) and specifically describe the various factors that affect your analysis including customer type and other pricing factors (e.g., geographic region, purchase volume, competitive pricing, etc.). Clarify whether the price charged varies from customer to customer and, if so, how you can reasonably estimate VSOE. In this regard, please tell us the volume and range of standalone sales used to establish VSOE for each applicable element.

2.   Additionally, clarify if you provide PCS for your software and software related service arrangements and if so, tell us how you establish VSOE for PCS (i.e. separate sales or stated renewal rates) and tell us how you considered the guidance in paragraphs 10 and 57 of SOP 97-2. If VSOE is based upon stated renewal rates, tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. If VSOE is based upon stand alone sales, please address the items noted above in comment 1.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Melissa Feider at (202) 551-3379, Patrick Gilmore at (202) 551-3406 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief